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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Excelligence Learning Corporation
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
52201M 10 9
(CUSIP Number)
Christine W. Jenkins
Vice President
WESKIDS III, L.L.C.
310 South Street
Morristown, NJ 07962
(973) 898-0290

with a copy to:
Knute J. Salhus, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue
New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	52201M 10 9

1	NAMES OF REPORTING PERSONS: WESKIDS III, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	22-3625448

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,418,998

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,418,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	569,593

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	52201M 10 9

1	NAMES OF REPORTING PERSONS: William E. Simon & Sons Private Equity, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	22-3788745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,478,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,478,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	22,180

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	52201M 10 9

1	NAMES OF REPORTING PERSONS: William E. Simon & Sons Private Equity Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	22-3702937

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,478,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,478,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,478,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	52201M 10 9

1	NAMES OF REPORTING PERSONS: IPP99 Private Equity, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	22-3625447

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		940,298

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		940,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	940,298

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Preamble
     This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D originally filed on May 10, 2001, as amended by Amendment No. 1 (“Amendment No. 1”) filed on December 12, 2003 and Amendment No. 2 (“Amendment No. 2”) filed on March 17, 2004 by Educational Simon, L.L.C., a Delaware limited liability company (“Educational Simon”), William E. Simon & Sons Private Equity Partners, L.P., a Delaware limited partnership (“WES”), IPP99 Private Equity, L.L.C., a Delaware limited liability company (“IPP99”), WESKIDS III, L.L.C., a Delaware limited liability company (“WESKIDS”), and William E. Simon & Sons Private Equity, L.L.C. (“WES LLC” and, together with WES, IPP99 and WESKIDS, the “Reporting Persons”), with respect to the common stock, $.01 par value per share (the “Common Stock”), of Excelligence Learning Corporation, a Delaware corporation (formerly known as LearningStar Corp. and LearningStar Inc.) (the “Issuer”). As a result of its sales reported in Amendment No. 2, Educational Simon no longer beneficially owns any shares of Common Stock and therefore has no further reporting obligations under Section 13D of the Securities Exchange Act of 1934, as amended.
Item 4. Purpose of Transaction
     The disclosure in the sixth paragraph of Item 4 is hereby deleted and replaced with the following:
     On July 19, 2006, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ELC Holdings Corporation (“Parent”), which is an affiliate of Thoma Cressey Equity Partners, and ELC Acquisition Corporation, a wholly-owned subsidiary of Parent (“Buyer”), pursuant to which Buyer will merge with and into the Issuer, with the Issuer being the surviving corporation (the “Merger”). Following consummation of the Merger, the Issuer will be a private company. At the effective time and as a result of the Merger, each share of the Common Stock will be converted into the right to receive $13.00 per share in cash. Completion of the Merger is subject to approval by the Issuer’s common stockholders and certain other customary closing conditions.
     In connection with the Merger Agreement, at the specific request of Parent, and as an inducement to Parent’s willingness to enter into the Merger Agreement, WES entered into a Voting Agreement with Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, WES has agreed that during the time the Voting Agreement is in effect, at any annual, special or other meeting of the stockholders of the Issuer called to vote upon the Merger and/or the Merger Agreement, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Issuer taken by written consent to approve the Merger and approve and adopt the Merger Agreement: (i) to appear in person or by proxy at each such meeting or otherwise cause WES’s Subject Common Shares (as defined in the Voting Agreement) to be counted as present at such meeting for purposes of calculating a quorum; and (ii) to vote (or cause to be voted) all of WES’s Subject Common Shares (a) in favor of the adoption of the Merger Agreement (including any amendments thereto) and the approval of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and (b) (other than the transactions contemplated by the Merger Agreement) against any action, proposal, transaction or agreement that would reasonably be expected to (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or (2) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement or the Voting Agreement. In addition, if requested by Parent, WES has agreed to constitute and appoint Parent, or any nominee of Parent, or to cause Parent, or any nominee of Parent, to be constituted or appointed, with full power of substitution and re-substitution, during and for the Proxy Term (as defined in the Voting Agreement), as WES’s true and lawful attorney in fact and irrevocable proxy, for and in WES’s name, place and stead, to vote each of the Subject Common Shares as WES’s proxy as to the foregoing matters.
     The Voting Agreement and WES’s voting obligations thereunder will terminate upon the earlier to occur of (a) the mutual consent of Parent and WES, (b) the Effective Time (as defined in the Merger Agreement) and (c) the termination of the Merger Agreement in accordance with its terms.
     Further, WES has agreed during the time the Voting Agreement is in effect, and subject to certain limited exceptions set forth in the Voting Agreement, not to, (i) sell, transfer, tender, pledge, give, encumber, assign, convert into another class of securities of the Issuer or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of or grant a proxy or power of attorney, deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Liens (as defined in the Merger Agreement) of any nature whatsoever with respect to, any or all of WES’s Subject Common Shares or (ii) take any action that would reasonably be expected to have the effect of preventing, impeding or materially and adversely affecting WES’s ability to perform its obligations under the Voting Agreement. WES also has agreed during the time the Voting Agreement is in effect, not to take any action that would reasonably be expected to (i) make any representation or warranty of WES contained therein untrue or incorrect in any material respect or (ii) have the effect of preventing or disabling WES from performing its obligations under the Voting Agreement.
     The summary of the terms of the Merger Agreement and the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement. The Voting Agreement is filed as Exhibit 4-B hereto and incorporated by reference into this Item 4.
     Except as described in this Item 4, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     The second paragraph of (a) and (b) of Item 5 is hereby amended and restated in its entirety to read as follows:
     After giving effect to the sales described in Amendment No. 2 and the sale of 48,349 shares of Common Stock by IPP99 on June 1, 2005, (i) WES is the beneficial owner of 1,478,700 shares of Common Stock, which represent beneficial ownership of 16.4% of the outstanding shares of Common Stock as of the date of this Amendment, and WES LLC, the general partner of WES, has the direct power to vote and dispose of the WES Shares, and WES LLC’s managing member, WESKIDS, has the indirect power to vote and dispose of the WES Shares; and (ii) IPP99 is the beneficial owner of 940,298 shares of Common Stock, which represent beneficial ownership of 10.4% of the outstanding shares of Common Stock as of the date of this Amendment, and IPP99 has the direct power to vote and dispose of the IPP99 Shares, and WESKIDS, its managing member, has the indirect power to vote and dispose of the IPP99 Shares.
     Paragraph (c) of Item 5 is hereby amended and restated in its entirety to read as follows:
     (c) No Reporting Person has effected any transactions in the Common Stock during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
      The disclosure in Item 6 is hereby amended and restated in its entirety to read as follows:
      Educational Simon was a party to a Registration Rights Agreement (as defined in Amendment No. 1), pursuant to which Educational Simon had certain rights with respect to the registration of the Original Shares under the Securities Act of 1933, as amended. In accordance with the terms of the Registration Rights Agreement, Educational Simon had the right to assign its registration rights to any assignee who receives in excess of 125,000 shares of the Issuer as a result of the Distribution. In the Distribution (as defined in Amendment No. 1), WES and IPP99 each received in excess of 125,000 shares of the Issuer and they each executed a joinder agreement making such persons parties to the Registration Rights Agreement. The rights under the Registration Rights Agreement terminated in April 2006 pursuant to the terms thereof.
     Other than the Voting Agreement, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Exhibits 3-B through 3-E filed with Amendment No. 1, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).
Item 7. Material to be Filed as Exhibits
      Item 7 is hereby amended by deleting Exhibit 2, Exhibit 4-A, Exhibit 4-B and Exhibit 5 and adding the following paragraphs as a new Exhibit 4-A and Exhibit 5:

Exhibit 4-A	Voting Agreement dated as of July 19, 2006 by and among ELC Holdings Corporation and William E. Simon & Sons Private Equity Partners, L.P. (filed herewith).

Exhibit 5	Joint Filing Agreement (filed herewith).

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true, complete and correct.

Dated: July 21, 2006	WESKIDS III, L.L.C.

	By:	/s/ Christine W. Jenkins

		Name:	Christine W. Jenkins
		Title:	Vice President

William E. Simon & Sons Private Equity Partners, L.P.

	By:	William E. Simon & Sons Private Equity, L.L.C.,
its general partner

		By:	/s/ Christine W. Jenkins

			Name:	Christine W. Jenkins
			Title:	Executive Vice President and Secretary

IPP99 Private Equity, L.L.C.

	By:	WESKIDS III, L.L.C., its managing member

		By:	/s/ Christine W. Jenkins

			Name:	Christine W. Jenkins
			Title:	Vice President

William E. Simon & Sons Private Equity, L.L.C.

	By:	/s/ Christine W. Jenkins

	Name:	Christine W. Jenkins
	Title:	Executive Vice President and Secretary